UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Dicerna Pharmaceuticals, Inc.

(Name of Subject Company)

Dicerna Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253031108

(CUSIP Number of Class of Securities)

Douglas M. Fambrough, III, Ph.D.

Chief Executive Officer

75 Hayden Avenue

Lexington, Massachusetts 02421

(617) 621-8097

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3542	Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by NNUS New Research Inc. (“Purchaser”), an indirect wholly owned subsidiary of Novo Nordisk A/S (“Novo”), for all of the outstanding shares of common stock, par value $0.0001 per share of Dicerna Pharmaceuticals, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated November 17, 2021, among the Company, Novo and Purchaser. If successful, the Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

• Exhibit 99.1:	Letter to Employees, first used on November 18, 2021
• Exhibit 99.2:	Employee Q&A, first used on November 18, 2021
• Exhibit 99.3:	Dicerna Tweet and LinkedIn post, posted on November 18, 2021
• Exhibit 99.4:	Dicerna Retweet and LinkedIn post of Novo post, posted on November 18, 2021
• Exhibit 99.5:	Form of Key Stakeholder Letter, first sent on November 18, 2021
• Exhibit 99.6:	LinkedIn post by Ling Zeng, Chief Legal Officer and Secretary of Dicerna, posted November 18, 2021

Notice to Investors and Security Holders

The tender offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Novo Nordisk A/S, a Danish aktieselskab (together with its subsidiaries, “Novo”) will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of common stock (the “Shares”) of Dicerna Pharmaceuticals, Inc. (together with its subsidiaries, “Dicerna”) will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Novo will file a tender offer statement on Schedule TO and thereafter Dicerna will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Dicerna. Copies of the documents filed with the SEC by Dicerna will be available free of charge on Dicerna’s internet website at https://investors.dicerna.com/investor-relations or by contacting Dicerna’s investor relations contact at +1 617-514-2275. Copies of the documents filed with the SEC by Novo can be obtained, when filed, free of charge by directing a request to the Information Agent for the tender offer which will be named in the tender offer materials.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Novo, as well as the solicitation/recommendation statement to be filed by Dicerna, Dicerna will also file annual, quarterly and current reports with the SEC. Dicerna’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

The information contained in this communication is as of November 18, 2021. Dicerna assumes no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law.

This communication contains forward-looking information related to Dicerna and the proposed acquisition of Dicerna that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; Dicerna’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Dicerna, Dicerna’s product candidates and Dicerna’s GalXC™ and GalXC-Plus™ RNAi technologies and the anticipated timing of closing of the proposed acquisition.

Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all; uncertainties as to how many of Dicerna’s stockholders will tender their shares of Dicerna common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the risks and uncertainties inherent in research and development, including risks associated with Dicerna’s ability to obtain and maintain necessary approvals from the FDA and other regulatory authorities; initiate preclinical studies and clinical trials of its product candidates; advance its product candidates in preclinical research and clinical trials; replicate in clinical trials positive results found in preclinical studies; advance the development of its product candidates under the timelines it anticipates in current and future clinical trials; obtain, maintain or protect intellectual property rights related to its product candidates; manage expenses; and raise the substantial additional capital needed to achieve its business objectives.

Further descriptions of risks and uncertainties relating to Dicerna can be found in Dicerna’s Registration Statement on Form S-1, as amended, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://investors.dicerna.com/investor-relations.

These forward-looking statements are based on numerous assumptions and assessments made by Dicerna in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.